Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to the Registration Statement dated January 15, 2010

Registration No. 333-164368

This free writing prospectus relates only to the securities offering described below and should be read together with the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 15, 2010 (File No. 333-164368) (the “Registration Statement”). The following information supplements and updates the information contained in the Registration Statement.

Avago Technologies Updates First Quarter Fiscal 2010 Financial Guidance

SAN JOSE, Calif., and SINGAPORE, January 15, 2010 — Avago Technologies Limited (Nasdaq: AVGO), today announced that, based on preliminary quarter-to-date results, it now expects revenue in the first fiscal quarter ending January 31, 2010 to be up 3.0-5.0% sequentially from the fourth fiscal quarter of 2009. Previous guidance issued on December 3, 2009 had been for revenue to be in the range of flat to down 3% sequentially.

The improvement in forecasted results for the first fiscal quarter is primarily the result of stronger than anticipated sales in the wired infrastructure and industrial target markets. In addition, during the quarter to date the Company has seen a degree of price stabilization across all of its target markets.

The updated financial outlook for the first quarter of fiscal year 2010 from the prior quarter follows:

	GAAP	Reconciling Items	Non-GAAP
Revenue	up 3.0% to 5.0%		up 3.0% to 5.0%
Gross Margin	41.5% plus/minus 50 bpt.	$15M	45.0% plus/minus 50 bpt.
Operating Expenses	$117M	$11M	$106M
Interest and Other	$34M	$24M	$10M
Taxes	$3M to $4M		$3M to $4M
Diluted Share Count	245M		248M

Reconciling items include $15M of amortization of acquisition-related intangibles at the Gross Margin line, $5M of amortization of acquisition-related intangibles, $5M of share-based compensation and $1M of restructuring charges at the Operating Expenses line and a $24M loss on extinguishment of the debt that we redeemed in December 2009 at the Interest and Other line.

The guidance provided above is only an estimate of what the Company believes is realizable as of the date of this release. Actual results will vary from the guidance and the variations may be material.

Non-GAAP Financial Measures

In addition to GAAP reporting, consistent with past practice Avago reports net income or loss, as well as gross margin and operating expenses, on a non-GAAP basis. This non-GAAP information excludes amortization of acquisition-related intangibles, share-based compensation expense, asset impairment charges, restructuring charges, acquired in-process research and development, debt extinguishment (gains) losses, advisory agreement termination fee, selling shareholder expenses and the results of discontinued operations. Avago believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to emphasize the results of on-going operations. These non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

Secondary Offering

Avago Technologies Limited today also filed with the Securities and Exchange Commission (SEC) a registration statement for a secondary offering of 25.0 million ordinary shares, plus an additional 3.75 million shares subject to the underwriters’ overallotment option. All of these shares are being offered by existing shareholders, including our present majority shareholder, an entity affiliated with investment funds managed by KKR and Silver Lake Partners. We are not offering any shares. The offering will be lead managed by Deutsche Bank Securities, Barclays Capital, Morgan Stanley and Citi. A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement is declared effective.

About Avago Technologies

Avago Technologies is a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. Our product portfolio is extensive and includes approximately 7,000 products in four primary target markets: wireless communications, wired infrastructure, industrial and automotive electronics, and consumer and computing peripherals.

Cautionary Note Regarding Forward-Looking Statements; Availability of Prospectus

This announcement contains forward-looking statements which address our expected future business, financial performance and the secondary offering of our ordinary shares. These forward-looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our target markets; the recent financial crisis and its impact on our business, results of operations, and financial condition; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our dependence on contract manufacturing and outsourced supply chain; quarterly and annual fluctuations in operating results; loss of our significant customers; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; any expenses associated with resolving customer product and warranty claims; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Registration Statement on Form S-1 filed with the SEC on January 15, 2010 (which you may obtain for free at the SEC’s website at http://www.sec.gov) discusses some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Avago Technologies Limited has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (408) 435-7400. In addition, a copy of the prospectus may be accessed by the following link:

http://www.sec.gov/Archives/edgar/data/1441634/000119312510007263/ds1.htm

Contacts

Avago Technologies Limited

Investor Contact

Jacob Sayer, 408-435-7400

VP Business Development and IR

investor.relations@avagotech.com